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                                    FORM U-1
                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CONSUMERS ENERGY COMPANY
                            212 WEST MICHIGAN AVENUE
                             JACKSON, MICHIGAN 49201
                   (NAME OF COMPANY FILING THIS STATEMENT AND
                     ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


                             CMS ENERGY CORPORATION
                              FAIRLANE PLAZA SOUTH
                        330 TOWN CENTER DRIVE, SUITE 1100
                            DEARBORN, MICHIGAN 48126
                    (NAME OF TOP REGISTERED HOLDING COMPANY)


                         TOM MCNISH, CORPORATE SECRETARY
                     MICHIGAN ELECTRIC TRANSMISSION COMPANY
                            212 WEST MICHIGAN AVENUE
                             JACKSON, MICHIGAN 49201
                              PHONE: (517) 788-1030
                               FAX: (517) 788-1671
                    (NAMES AND ADDRESS OF AGENT FOR SERVICE)


         The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

                                WILLIAM M. LANGE
                            Assistant General Counsel
                                 DEBORAH A. MOSS
                                    Attorney
                            Consumers Energy Company
                             1016 16th Street, N.W.
                                    Suite 100
                              Washington, DC 20036
                              Phone: (202) 293-5795
                               Fax: (202) 293-5367



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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

                                  INTRODUCTION

         Pursuant to Sections (9)(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), Consumers Energy Company, a Michigan corporation ("CECo" or the "Applicant"), hereby requests that the Securities and Exchange Commission (the "Commission") issue an order (i) approving the direct acquisition by CECo of all of the voting securities of Michigan Electric Transmission Company, a newly formed Michigan corporation ("Michigan Transco"), as consideration for transfer of certain transmission assets as described in Item 1.B.1 hereof (the "Transmission Assets") owned by CECo to Michigan Transco and (ii) granting such other authorization as may be necessary in connection therewith.

         CECo proposes that Michigan Transco acquire Transmission Assets owned by CECo as described in Item 1.B.1 hereof.

         CECo's creation of Michigan Transco and proposed transfer of the Transmission Assets to Michigan Transco is part of its plan to pursue the option of divesting CECo's interest in electrical transmission facilities. The formation of the new transmission company is intended to provide the following benefits to CECo and its customers: (i) greater corporate and organizational separation of transmission from generation; and (ii) focusing the control, planning, maintenance and financial responsibilities of CECo's transmission facilities into a single company having an independent, streamlined and cost-efficient operation with the objectives of: (a) creating synergies that result in better service in the region and (b) assuring satisfaction of federal requirements for non-discriminatory access for all transmission users. Ultimately the new transmission company structure will facilitate the possible


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sale by CECo of Transmission Assets, making CECo a generation and distribution company.

         CMS Energy Corporation ("CMS Energy"), a Michigan corporation, is an exempt public-utility holding company under Section 3(a)(1) of the 1935 Act. CMS Energy directly owns all of the issued and outstanding voting securities of CECo. CMS Energy has claimed an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof, pursuant to Rule 2 thereunder. See CMS Energy Form U-3A-2, "Statement by Holding Company Claiming Exemption Under U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 29, 2000, attached hereto as Exhibit G-1. CMS Energy is the top registered holding company, but is not a party to the proposed transaction.

         CECo is a "public-utility company" as defined in the 1935 Act.

         Michigan Transco was incorporated as a Michigan corporation on July 12, 2000. It currently does not conduct any business or own any utility assets. Upon completion of the transfer of the Transmission Assets from CECo to it, Michigan Transco will become a "public-utility company" as defined in the 1935 Act.

         The transactions contemplated hereby will be accomplished as follows:
(i) CECo will transfer its 100 percent ownership interest in substantially all of its integrated transmission facilities with voltage ratings of 120 kilovolts ("kV") and above, as well as all related tariffs, contracts, books and records ("Transmission Assets") to Michigan Transco, and (ii) Michigan Transco will acquire a 100 percent ownership interest in the Transmission Assets and will assume certain contractual and other rights and obligations of CECo relating to the provision of open access transmission service.




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A.       DESCRIPTION OF PARTIES TO THE TRANSACTION

         1.   General Description.

         (a) CECo. CECo was organized under the laws of the State of Michigan January 22, 1968, and is the successor to a corporation organized in Maine in 1910 and which did business in Michigan from 1915 to 1968. The principal executive offices of CECo are located in Jackson, Michigan. CECo is a "public utility company" as defined in the 1935 Act. CECo's principal business is the generation, transmission and distribution of electric energy in the State of Michigan.

         CECo currently has seven wholly-owned subsidiaries, all organized under the laws of the State of Michigan:

         (i) CMS Engineering, a corporation incorporated on June 12, 1986, and engaged in offering design, engineering, project management and related construction services to natural gas utilities, natural gas exploration and production companies, and other energy businesses;

         (ii) CMS Midland Holdings Company, a special purpose corporation incorporated on March 12, 1990, and involved as a Limited Partner in the First Midland Limited Partnership, a Delaware limited partnership, a partnership that leases assets to the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership;

         (iii) CMS Midland, Inc., a special purpose corporation incorporated on December 1, 1986, and engaged as a General Partner in the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership;

         (iv) Consumers EnergyGuard Services, Inc., a corporation incorporated on January 27, 1997, and formed for the purpose of marketing EnergyGuard, a residential bill payment insurance project to CECo's residential customers;

         (v) ES Services Company, a corporation incorporated on March 22, 1989, and formed for the purpose of offering design, engineering, project management and related services primarily to electric utilities and generation facilities;

         (vi) MEC Development Corp., a special purpose corporation incorporated on December 15, 1986, which previously held assets transferred to and holder of certain bonds issued by the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership; and



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         (vii)    Michigan Gas Storage Company, a corporation incorporated on
                  June 6, 1946, and a natural gas company within the meaning of the Natural Gas Act engaged in the interstate transportation and storage of gas for a number of customers including CECo.

                  (b) Michigan Transco. Michigan Transco was incorporated as a Michigan corporation on July 12, 2000. It currently does not conduct any business or own any utility assets. Upon consummation of the transactions contemplated hereby, Michigan Transco will become a "public-utility company" as defined in the 1935 Act and a wholly-owned subsidiary of CECo.

         2. Description of Utility Operations. (a) Consumers Energy Company's Utility Operations. CECo is a public utility operating company and wholly-owned subsidiary of CMS Energy engaged in the generation, transmission, and distribution of electric energy in the State of Michigan. At year-end 1999, CECo provided retail electric service to approximately 1.67 million customers located in 61 of 68 counties of Michigan's lower peninsula. CECo's retail operations are subject to the jurisdiction of the Michigan Public Service Commission ("MPSC"). CECo also transmits electric energy and sells electric energy at wholesale subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under Part II of the Federal Power Act ("FPA"), 16 U.S.C.
Section 824 et seq.

         CECo owns and operates five fossil-fueled steam-electric generating plants, one nuclear generating plant, seven oil or gas fueled peaking generating plants, thirteen conventional hydroelectric plants and has a 51% ownership interest in one pumped storage hydroelectric generating facility, which generated an aggregate net amount of 25,329,352 million kWh's in 1999.


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         CECo's electric generating plants are interconnected by a transmission system operating at from 120 to 345 kilovolts ("kV") totaling approximately 5,700 pole miles. CECo and The Detroit Edison Company ("Detroit Edison") are parties to an Electric Coordination Agreement providing for emergency assistance, coordination of operations and planning for bulk power supply, with energy interchanged at nine interconnections. CECo also interchanges electric energy through interconnections with The Toledo Edison Company, Indiana & Michigan Electric Company, Northern Indiana Public Service Company, the City of Holland, the Municipal Cooperative Coordinated Pool and the Michigan South Central Power Agency.

         CECo has wholesale electric service agreements with Wolverine Power Supply Cooperative, Inc., the cities of Bay City, Eaton Rapids, St. Louis, Portland and Hart, the Village of Chelsea, Alpena Power Company and Edison Sault Electric Company, all of which require the usual facilities to supply such service.

         CECo has an approved open access transmission tariff on file with the FERC in Docket No. OA96-77-000 ("OATT").(1) In addition, CECo is a member of the Michigan Electric Coordination System ("MECS"), a power pool formed with Detroit Edison. As a tight power pool, Detroit Edison and CECo jointly filed an open access tariff providing for non-discriminatory transmission service with the FERC pursuant to Order No. 888 on December 31, 1996, in Docket No. OA97-249-000 ("JOATT").(2)

--------
(1) On July 14, 1997, CECo filed an open access transmission tariff with the FERC in compliance with Order No. 888-A in Docket No. OA97-648-000.

(2) Subsequently, on July 14, 1997, CECo and Detroit Edison jointly filed an open access transmission tariff in compliance with Order No. 888-A, in Docket No. OA97-690-000.




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         CECo is a signatory to the East Central Area Reliability ("ECAR")
Coordination Agreement and a member of the proposed Alliance RTO.(3)

         The FERC authorized CECo to transact wholesale sales of electric energy and power at market-based rates in Docket No. ER98-4421-000. See Consumers Energy Company, 85 FERC [Paragraph] 61,121 (1998).

                  (b) Michigan Transmission Company's Utility Operations. Michigan Transco is constituted as a Michigan corporation. Michigan Transco currently does not perform any utility operations or own any utility facilities used for the generation, transmission, or distribution of electric energy. Upon consummation of the Transfer Transaction, Michigan Transco will acquire a 100 percent ownership interest in the Transmission Assets and, thereafter, will be a "public utility" subject to the jurisdiction of the FERC under Part II of the FPA.

B.       DESCRIPTION OF THE PROPOSED TRANSACTION

         1. Description of the Transmission Assets. The Transmission Assets to be transferred from CECo to Michigan Transco are specifically identified in Exhibit B-1 hereto, the pro forma Operating Agreement By and Between Michigan Electric Transmission Company and Consumers Energy Company and Exhibit C-1 hereto, the proposed Bill of Sale. Essentially, Michigan Transco will acquire from CECo transmission facilities currently operating at voltages of 120 kV and above. The Transmission Assets to be transferred shall include:

         (i)  transmission lines (including towers, poles, and conductors);

         (ii) transformers with voltage ratings of 120 kV and above;


----------
(3) See Alliance Order, 89 FERC at 61,914.



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        (iii) generation tie lines from the transmission grid to the point of connection to generator step-up transformers;

        (iv)  associated voltage control devices and power flow control devices;

        (v)   associated transmission substations;

        (vi)  equipment spares from transmission facilities.

The Transmission Assets to be transferred to Michigan Transco do not include certain radial lines with voltage ratings of 138 kV, some of which are used to provide service to retail end-use customers (see Exhibit D-1 (Attachment 1)). Additionally, other facilities owned and operated by CECo that are classified as distribution and used to provide transmission service to a limited number of customers at delivery points below 120 kV ("Distribution Facilities") are not subject to the Transfer Transaction. Nevertheless, in order to ensure continuity of service to customers who take service over the Distribution Facilities, Michigan Transco will provide open access, non-discriminatory transmission service pursuant to a Michigan Transco OATT and/or a JOATT, and will credit to CECo all charges billed to and collected from customers for such use of the Distribution Facilities.

         2. Operation of the Transmission System. Michigan Transco does not currently own, operate, or control any facilities used for the generation, transmission, or distribution of electric energy. However, upon consummation of the Transfer Transaction, Michigan Transco will acquire the Transmission Assets and exercise operational control over the Transmission Assets (the "Transmission System"). Michigan Transco will operate the Transmission System in accordance with the terms of a Michigan Transco OATT, and pursuant to an Operating Agreement to be entered into by Michigan



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Transco and CECo.(4) As contemplated, Michigan Transco will administer a
Michigan Transco OATT (including processing and implementing all requests for transmission service under the tariff), and procure, offer and arrange for ancillary services in support of such transmission service. In addition to these responsibilities, Michigan Transco will function as the control area operator, and will also be responsible for the maintenance of the Transmission System and the construction of any new transmission facilities within its service territory.

         Michigan Transco will offer all ancillary services as required by the FERC in Order No. 888. Because Michigan Transco will not own any generating facilities, it will procure the necessary ancillary services from third-party suppliers, including CECo. Under the Operating Agreement, CECo is obligated, upon request, to offer to sell ancillary services to Michigan Transco at FERC-approved rates. Michigan Transco will, however, be free to purchase ancillary services from unaffiliated generators located within its control area or in neighboring jurisdictions on a non-preferential, competitive basis. Finally, it should be noted that Michigan Transco will not engage in the purchase and sale of energy other than to obtain and provide the necessary ancillary services required by its customers.

         Upon receipt of the required regulatory approvals,(5) Michigan Transco will commence providing open access transmission service to CECo's existing transmission


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(4) Michigan Transco's operational responsibilities are discussed in further detail in the pro forma Operating Agreement hereto in Exhibit B-1.

(5) Shortly after the filing of its joint Application with CECo under FPA
Section 203 seeking authorization to transfer FERC jurisdictional transmission assets to Michigan Transco, Michigan Transco will make a ministerial filing under FPA Section 205 seeking approval for Michigan Transco to provide service under its own OATT. The OATT filed for Michigan Transco will be virtually identical in all material aspects to CECo's currently filed and FERC-approved OATT and will include the same OATT rates charged by CECo. In addition, Michigan Transco will also make a similar ministerial filing under Section 205 of the FPA to amend (Continued)



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customers, as well as all other eligible customers requesting transmission service from Michigan Transco, under the terms of the Michigan Transco OATT and/or JOATT. At that time, CECo will become a transmission customer of Michigan Transco and take Network Integration Transmission Service ("NITS") under the Michigan Transco OATT or the JOATT. CECo and Michigan Transco propose to accomplish this by entering a five-year fixed rate Service Agreement for NITS substantially in the form of the Transmission Service Agreement which is Exhibit H(2) to Exhibit D-1 hereto. The parties would agree that the Transmission Service Agreement could not be amended by either party during the initial five year term.

         Further, pursuant to the Operating Agreement, Michigan Transco will be obligated to make the Transmission System available to CECo in order to allow CECo to provide transmission service to its existing wholesale customers under agreements predating FERC Order No. 888 ("Grandfathered Agreements").

         3. Financial Aspects of the Transaction. As currently contemplated, the transfer of the Transmission Assets from CECo to Michigan Transco will occur pursuant to the terms of the Transfer Agreement between CECo and Michigan Transco. The overall proposed Transfer Transaction would proceed as follows:
Michigan Transco, a Michigan corporation, has been created initially as a wholly-owned subsidiary of CECo. Pursuant to the Transfer Agreement, CECo will contribute and transfer to Michigan Transco the Transmission Assets in exchange for the common stock of Michigan Transco


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the JOATT between International Transmission Company (formerly Detroit Edison)
and CECo. Additionally, shortly after the filing of the Joint Application of CECo and Michigan Transco under FPA Section 203, CECo and Detroit Edison will file an application under Part I of the FPA to amend the license for the Ludington Pumped Storage Project, Project No. 2680, for which they are licensees. By that filing CECo and Detroit Edison will seek to remove certain transmission facilities and associated land, which are part of the Transfer Transaction, from the project.

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("Transco Voting Securities") in a transaction designed to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code of 1986, as amended. The Transco Voting Securities will constitute 100 percent of the issued and outstanding common stock of Michigan Transco immediately following issuance. Simultaneously with and upon the exchange closing, Michigan Transco will assume the existing rights, obligations and liabilities of CECo associated with the Transmission Assets and the conduct of CECo's transmission business. As currently contemplated, the exchange will value the Transmission Assets (and the Transco Voting Securities) at the Transmission's Assets' actual depreciated value ("Net Book Value") as of the closing date.

C.       REASONS FOR AND ANTICIPATED BENEFITS OF THE TRANSFER TRANSACTION

         The Transfer Transaction is part of a proposed corporate restructuring to comply with Michigan state law, FERC's policy goals regarding electric transmission and to better serve local and regional customers. The formation of Michigan Transco and the transfer of the Transmission Assets from CECo to Michigan Transco is not, however, the ultimate strategic goal. Rather, the Transfer Transaction is the first step in the process of CECo exploring the option of divesting ownership, operation, and control of its transmission business. Regardless of whether CECo chooses to divest its transmission system or transfer control of it to an RTO, CECo's current plan is to remain primarily in the businesses of generating electric energy and distributing electric energy to retail customers.




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         This corporate restructuring strategy will be implemented in two steps.
The first step involves the corporate unbundling of the Transmission Assets from CECo (which is the subject of its October 13, 2000 FPA Section 203 Application with FERC). The second involves CECo's possible complete exit from the transmission business (via a Divestiture Transaction which will require the filing of an additional subsequent FPA Section 203 filing with FERC). As described below, this corporate restructuring strategy has been developed based on (1) compliance with the FERC's policy goals regarding transmission, (2) enhancing service to transmission customers, (3) securing flexibility to meet the requirements of FERC Order No. 2000, and (4) facilitating compliance with the transmission-related provisions of Michigan's recently-enacted "Customer Choice and Electric Reliability Act." (2000 PA 141 and 142)

         1. Compliance With FERC's Transmission Policy Goals. Over the past five years, evolution of the FERC's transmission policies has created regulatory and market environments, which make corporate unbundling (and ultimately divestiture of the Transmission Assets) an appropriate strategy.

         Prior to Order No. 2000, FERC policy under its Order No. 888(6) required only that public utilities functionally separate their wholesale merchant and transmission businesses to mitigate concerns that vertically-integrated utilities have the opportunity and incentive to favor their own generation interests over competitors. See, Order No. 888 at 31,655-56.


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(6) See Promoting Wholesale Competition Through Open Access Non-Discriminatory
Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, FERC Stats. & Regs. (Regulations Preambles) [Paragraph] 31,036 (1996), order on reh'g, Order No. 888-A, III FERC Stats. & Regs. [Paragraph] 31,048 (1997), order on reh'g, Order No. 888-B, 81 FERC [Paragraph] 61,248 (1997), order on reh'g, Order No. 888-C, 82 FERC [Paragraph] 61,046 (1998); Open Access Same-Time Information System (Formerly Real-Time Information Networks) and Standards of Conduct, FERC Stats. & Regs. (Regulations Preambles) [Paragraph] 31,305 (1996); order on reh'g, Order No. 889-A, III FERC Stats. & Regs. [Paragraph] 31,049 (1997); reh'g denied, Order No. 889-B, 81 FERC [Paragraph] 61,253 (1997).

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Although the FERC clearly encouraged public utilities to consider the benefits of corporate unbundling in Order No. 888, the FERC merely required that the separation of wholesale generation and transmission functions be implemented through the imposition of Standards of Conduct. Id. Specifically, the FERC stated that:

                   . . . while we are not now requiring any form of corporate unbundling, we again encourage utilities to explore whether corporate unbundling or other restructuring mechanisms may be appropriate to particular circumstances. Thus, we intend to accommodate other mechanisms that public utilities may submit, including voluntary corporate restructurings (e.g., ISOs, separate corporate divisions, divestiture, poolcos), to ensure that open access transmission occurs on a non-discriminatory basis. We will also continue to monitor - and stand ready to work with parties engaging in - innovate restructuring proposals occurring around the country.

         2. Enhancing Service to Transmission Customers. In addition to seeking opportunities to expand transmission in order to facilitate generation market competition, one of Michigan Transco's primary responsibilities will be to continue to safely and reliably meet the transmission needs of CECo. Following the October 13, 2000 Joint 203 Filing, Michigan Transco will file with the FERC amendments to CECo's OATT and the JOATT to substitute Michigan Transco for CECo as the transmission provider under these tariffs. Upon consummation of the Transfer Transaction, CECo will function primarily as a generation and distribution company taking transmission service as a customer under Michigan Transco's FERC-jurisdictional open access transmission tariffs and will no longer be a transmission service provider. CECo and its current open access transmission


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customers will see no difference in the level or quality of service that they currently receive. The Transfer Transaction has been structured to enable CECo to continue to meet its service obligations in the same manner that it does today. In effect, the transaction will be transparent to all of CECo's customers. CECo will remain the customers' regulated electric utility, will maintain all of its state statutory service obligations, and will continue to provide adequate, safe and reliable electric service. Furthermore, the Transfer Transaction will not result in any change in the rates for transmission service paid by CECo's existing bundled retail customers, and its FERC-regulated transmission and wholesale customers. These customers will be unharmed by the Transfer Transaction because Michigan Transco will charge the same rates as are currently in effect under CECO's OATT and the JOATT.

         3. RTO Creation. The Transfer Transaction has been deliberately designed to be flexible and compatible with transmission market developments in the Midwest region, as well as in other regions of the Eastern Interconnection. As noted elsewhere herein, CECo is currently a signatory to the Alliance RTO, an organization which was formed well before the issuance of Order No. 2000.

         CECo is still currently exploring the best option for Order No. 2000 compliance, including forming Michigan Transco as a fully constituted RTO that satisfies the minimum characteristics and functions of an RTO. See, e.g. Commonwealth Edison Company, et al., 90 FERC [Paragraph] 61,192 (2000)("ComEd").

         Consequently, over the next several months, CECo will be intently investigating alternative business models and paths for compliance with Order No. 2000. Whether




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CECo follows a different path, or continues its membership in the Alliance RTO
(or another broader organization seeking RTO status), CECo believes that the proposed formation of Michigan Transco will provide significant benefits to its customers.

D.       ADDITIONAL INFORMATION

         No associate company or affiliate of CECo or Michigan Transco or any affiliate of any such associate company has any direct or indirect material interest in the proposed transaction except as stated herein.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transactions contemplated herein, including other related matters, are estimated as follows:

         Legal fees                         $0

         Miscellaneous                      *

         TOTAL                              *

         *        To be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         It is believed that Sections 9 (a)(2) and 10 of the Act are applicable to the proposed Transfer Transaction. To the extent that the proposed Transfer Transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.



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         Upon consummation of the transfer of the Transmission Assets from CECo to Michigan Transco , Michigan Transco will become an "electric utility company" as defined in Section 2 (a) (3) of the Act as well as a "public-utility company" as defined in Section 2(a) (5) of the Act. Because CECo will, as a result of the transactions contemplated herein, be directly acquiring five per centum or more of the outstanding voting securities of Michigan Transco and is a public-utility company, such acquisition will be subject to Section 9 (a) (2) of the Act. Thus, CECo believes that the proposed transactions cannot proceed without the Commission's approval pursuant to Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c), and 10(f) of the Act.

A.       SECTION 10(b)

         Section 10(b) of the 1935 Act provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

              (i) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

              (ii) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

              (iii) such acquisitions will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest of consumers or the proper functioning of such holding company system.



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         1.       Section 10(b)(1). The proposed Transfer Transaction will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

         Notwithstanding the above, as in the case of virtually every transaction subject to Section 9(a)(2), there may exist among CMS Energy and its public utility subsidiaries (including CECo and Michigan Transco) interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. See CIPSCO, Inc., Holding Co. Act. Release No. 25152, 47 S.E.C. Docket 174, 178 (1990).

         Similarly, the proposed Transfer Transaction will not tend toward any "concentration of control of public-utility companies" that is detrimental to the public interest, consumers or investors. The proposed Transfer Transaction will not involve the acquisition of any utility assets that are not already owned, either directly or indirectly, by CECo and "will therefore have no effect on the concentration of control of public-utility companies." Wisconsin Energy Corp., Holding Co. Act Release No. 24267, 37 SEC Docket 296, 300 (1986).

         In this Application/Declaration, CECo seeks only to more definitively separate its generation and distribution facilities from its transmission facilities in order to pave the way for complete divestiture of the transmission facilities to a third party such as an RTO. As proposed herein, the Transmission Assets that are now owned by CECo will be divested to, and acquired by, Michigan Transco, a corporate subsidiary of CECo. Neither CECo nor Michigan Transco proposes to merge with any other entity in the instant



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Application/Declaration. Michigan Transco does not currently own any generation, distribution or transmission facilities, and will not own or control any generation. Upon completion of the proposed transfer, CECo will no longer own transmission facilities.

         2.   Section 10(b)(2) - Fairness of Consideration and Fees.

         (a) Fairness of Consideration. Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. The consideration in connection with security acquisitions under the transactions contemplated herein will be as follows: Pursuant to the Transfer Agreement, CECo will contribute and transfer to Michigan Transco the Transmission Assets in exchange for the common stock of Michigan Transco ("Transco Voting Securities") in a transaction designed to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code of 1986, as amended. The Transco Voting Securities will constitute 100 percent of the issued and outstanding common stock of Michigan Transco immediately following issuance. Simultaneously with and upon the exchange closing, Michigan Transco will assume the existing rights, obligations and liabilities of CECo associated with the Transmission Assets and the conduct of CECo's transmission business. As currently contemplated, the exchange will value the Transmission Assets (and the Transco Voting Securities) at the Transmission Assets' actual depreciated value ("Net Book Value") as of the closing date.

         CECo believes that the consideration to be paid by it for voting securities of Michigan Transco is reasonable because it is equal to the actual depreciated value of the Transmission Assets to be transferred. CECo also believes that such consideration bears a fair relation to the investment in and the earning capacity of the Transmission Assets because it is equal to the Net Book Value of those assets. The rates set by FERC in connection with those facilities (when they were owned by CECo) permitted CECo to achieve a fair return on those assets. Since Michigan Transco's rates will also be subject to FERC approval, it can be expected that those rates (which we proposed to remain the same as CECo's current rates) will permit Michigan Transco to achieve a fair return on them as well. This being the case, CECo, being the sole equity owner of Michigan Transco, can expect to earn a fair return on its investment. In any event, the proposed transaction is not in a real sense an acquisition of securities; it is merely a corporate reorganization.

              (b) Reasonableness of Fees. An estimate of the fees and expenses to be paid in connection with the proposed transactions is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed Transfer Transaction. CECo believes that such fees and expenses are reasonable and customary for a transaction of this kind, and the standards of Section 10(b)(2) are thus satisfied.

         3. Section 10(b)(3) -- Capital Structure. Section 10(b)(3) requires the Commission to determine whether the proposed transactions will unduly complicate the capital structure of the CMS Energy holding-company system or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the CMS Energy holding-company system. The corporate capital structure of CMS Energy after the consummation of the proposed transaction will not be unduly complicated.

CECo will directly acquire all of the issued and outstanding voting securities of Michigan Transco. CMS Energy will not be a direct participant in the Transfer Transaction.

         In any event, as set forth more fully in Item 3.B.2 and elsewhere in this Application/Declaration, the proposed formation of the new transmission company is expected to result in certain benefits to the public and to consumers and investors of the CMS Energy holding-company system. CECo's plan to establish/participate in an RTO, with the creation of Michigan Transco as a significant step toward that end, will likely maximize the value of the Transmission Assets to shareholders.

B.       Section 10(C)

         Section 10(c) of the 1935 Act provides that:

         Notwithstanding the provisions of subsection (b), the Commission shall not approve:

              (i) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

              (ii) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

         1.   Section 10(c)(1). Consistent with the standards set forth in
Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act (inasmuch as Section 8 applies only to registered holding companies), or detrimental to the carrying out of the provisions of Section 11 of the 1935 Act, which also applies, by its terms, only to registered holding companies, because CECo believes that following the consummation of the proposed transactions CECo will not be a public-utility holding company under Section 3(a)(1) of the 1935 Act, as is the case today, and CMS Energy will continue to be an exempt public utility holding company under Section 3(a)(1) of the 1935 Act.

                  Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law. The proposed Transfer Transaction will not affect CECo's current gas utility service area, which is contained within the State of Michigan.

         Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among others, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. The proposed Transfer Transaction meet the standards of
Section 11(a) of the Act. As discussed above with respect to the requirements of
Section 10(b)(3) of the Act, CECo will directly acquire all of the issued and outstanding voting securities of Michigan Transco. CECo will continue to be a wholly-owned subsidiary of CMS Energy.

         2. Section 10(c)(2). As the following discussion will demonstrate, the proposed Transfer Transaction will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system, as required by Section 10(c)(2) of the Act.

              (a) Efficiencies and Economies. As described more fully in Item 1 above, the proposed Transfer Transaction tends toward the following efficiencies and economies: (i) greater corporate and organizational separation of transmission from generation and distribution; and (ii) combining control, planning, maintenance and financial responsibilities for the transmission facilities into a separate company having an independent, streamlined and cost-efficient operation so that synergies will be created that result in better service in the region and satisfaction of federal requirements for non-discriminatory access for all transmission users will be assured. CECo's plan to establish/participate in an RTO, with the creation of Michigan Transco as a significant step toward that end, will maximize the value of the Transmission Assets to shareholders.

              (b) Integrated Public Utility System. As applied to electric utility companies, the term "integrated public utility system" is defined in
Section 2(a)(29)(A) of the Act as:

         a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug.1, 1997) (approving transactions relating to combination of a Colorado gas and electric public-utility company and intrastate exempt holding company and a New Mexico electric public-utility company), citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm., on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Comm., on Commerce, 104th Cong., 1st Sess. (Aug. 4, 1995) (testimony of Arthur Levitt, Chairman, SEC); "The Regulation of Public-

Utility Holding Companies," report of the Division of Investment Management (June 1995) ("1995 Report") at 29-31; and Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (Apr. 30, 1996). See also Rust v. Sullivan, 500 U.S. 173, 186-87 (1991) ("an agency is not required to" establish rules of conduct to last forever, but rather must be given ample latitude to "adapt [its] rules and policies to the demands of changing circumstances.") (citations omitted); Shawmut Assn. v. SEC, 146 F.2d 791, 796-97 (1st Cir. 1945) (an agency "is expected to treat experience not as a jailer but as a teacher").

         On the basis of the statutory definition above, the Commission has established four standards that must be met before the Commission will find that an integrated public-utility system will result from a proposed acquisition of securities:

              (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

              (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

              (3) the system must be confined in its operations to a single area or region; and

              (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990), quoting In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958).

         The proposed Transfer Transaction satisfy all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation." 1995 Report at 71.

         CAPABLE OF PHYSICAL INTERCONNECTION. Upon consummation of the proposed transactions, CECo, along with the new transmission company, Michigan Transco, will continue to be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A). The Proposed Transfer Transaction will maintain a continuous, geographically compact transmission system across the lower peninsula of the State of Michigan.

         CECo has interconnections with Detroit Edison, The Toledo Edison Company, Indiana & Michigan Electric Company, Northern Indiana Public Service Company, the City of Holland, the Municipal Cooperative Coordinated Pool and the Michigan South Central Power Agency. After the transfer of the Transmission Assets to Michigan Transco contemplated by the proposed Transfer Transaction, the same physical interconnections will be maintained.

         In view of the above, the facts presented clearly support a finding that the utility assets of the Michigan Transco system will be "physically interconnected or capable of physical interconnection" within the meaning of
Section 2(a)(29)(A) of the Act.

         SINGLE INTERCONNECTED AND COORDINATED SYSTEM. Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992). The electric generation, transmission and distribution systems of CECo are operated in a manner that satisfies the standard of economic and coordinated operations in Section 2(a)(29)(A) of the Act. Moreover, as more fully described in Item 1.C.2 above, the proposed Transfer Transaction is expected to result in greater coordination and more efficient allocation of provision of transmission services within the region served by the CECo.

         SINGLE AREA OR REGION. The "single integrated system" of CECo is currently confined in its operations to a single area or region, namely the lower peninsula of the State of Michigan. This will not change as a result of the consummation of the proposed Transfer Transaction, including the introduction of Michigan Transco into the existing system.

         LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. The CECo utility system will not be enlarged at all as a result of the proposed Transfer Transaction; thus, it will not impair the advantages of localized management, efficient operations and the effectiveness of regulation. Moreover, the Commission's past decisions on "localized management" show that the proposed Transfer Transaction fully preserves the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., 37 S.E.C. 28, 36 (1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, See Northeast Utilities, Holding Co. Act Release No. 25221 (December 21, 1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., Holding Co. Act Release No. 24599 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

         The effectiveness of regulation will not be diminished as a result of the proposed Transfer Transaction; CECo will remain subject to regulation by the MPSC. Moreover, the interstate activities of CECo, should any remain following the proposed Transfer Transaction, will continue to be regulated by the FERC. Michigan Transco will also be subject to regulation of the FERC with respect to rates and other matters.

C.       Section 10(f)

         Section 10(f) provides that:

         The Commission shall not approve any acquisitions as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         The laws of the State of Michigan do not apply to the proposed transactions.

ITEM 4.  REGULATORY APPROVALS

         Set forth below is a summary of the regulatory approvals that the applicants have obtained or expect to obtain in connection with the proposed Transfer Transaction. Except as set forth below, no other state or local regulatory body or agency and no other federal commission or agency has jurisdiction over the transactions proposed herein.

A.       FEDERAL POWER ACT

         Under Section 203 of the Federal Power Act, the FERC has jurisdiction over the proposed Transfer Transaction. The CECo and Michigan Transco have filed a joint application with the FERC (a copy of which is attached hereto as Exhibit D-1) for authority to consummate the proposed transactions.

B.       STATE PUBLIC UTILITY REGULATION

         No approvals from the public utility regulators of any state are required in conjunction with the proposed Transfer Transaction.

C.       OTHER

         CECo may file other applications for, or request, certain other consents or authorizations by federal, state or municipal agencies in connection with the issuance of securities, system operations and franchises or any other activities subject to regulatory approval.

ITEM 5.  PROCEDURE

         The Applicant requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The

Applicant submits that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed Transfer Transaction and that the Division may assist with the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.       EXHIBITS

A-1      Articles of Incorporation of Michigan Transco.

A-2      Amended Articles of Incorporation of CECo.

B-1 Pro Forma Operating Agreement by and Between Michigan Electric Transmission Company and Consumers Energy Company (Exhibit H(1) of Exhibit D-1: the Joint FPA Section 203 Application of CECo and Michigan Transco to FERC).

C-1 Proposed Bill of Sale (Exhibit H(4) of Exhibit D-1: the Joint Section 203 Application of CECo and Michigan Transco to FERC).

D-1      Joint FPA Section 203 Application of CECo and Michigan Transco to FERC.

D-2      Order of FERC.  (To be filed by amendment).

F-1      Preliminary Opinion of Counsel.

F-2 Past Tense Opinion of Counsel. (To be filed with certificate of notification.)

G-1 CMS Energy Form U-3A-2, "Statement by Holding Company Claiming Exemption under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935,". (Incorporated by reference to such filing, filed February 29, 2000, SEC File No. 69-333).

H-1 Form 10-K Annual Report of CMS Energy for the year ended December 31, 1999,(Incorporated by reference to such filing, filed March 30, 2000, SEC File No. 1-9513).

H-2 Form 10-K Annual Report of CECo for the year ended December 31, 1999, (Incorporated by reference to such filing, filed March 30, 2000, SEC File No. 1-5611).

B.       FINANCIAL STATEMENTS

EXHIBIT

FS-1 CMS Energy Consolidated Balance Sheet as of March 31, 2000 (see Quarterly Report of CMS Energy on Form 10-Q for the quarter ended March 31, 2000). (Incorporated by reference to such filing, filed May 15, 2000, SEC File No. 1-9513).

FS-2 CMS Energy Consolidated Statements of Income for its last three fiscal years (see Yearly Report of CMS Energy on Form 10-K for the year ended December 31, 2000). (Incorporated by reference to such filing, filed March 30, 2000, SEC File No. 1-9513).

FS-3 CECo Consolidated Balance Sheet as of March 31, 2000 (see Quarterly Report of CECo on Form 10-Q for the quarter ended March 31, 2000). (Incorporated by reference to such filing, filed May 15, 2000, SEC File No. 1-5611).

FS-4 CECo Consolidated Statements of Income for its last three fiscal years (see Yearly Report of CECo on Form 10-K for the year ended December 31,
         2000). (Incorporated by reference to such filing, filed March 30, 2000, SEC File No. 1-5611).

FS-5 CMS Energy Consolidated Balance Sheet as of June 30, 2000 (see Quarterly Report of CMS Energy on Form 10-Q for the quarter ended June 30, 2000). (Incorporated by reference to such filing, filed August 11, 2000, SEC File No. 1-9513).

FS-6 CECo Consolidated Balance Sheet as of June 30, 2000 (see Quarterly Report of CECo on Form 10-Q for the quarter ended June 30, 2000). (Incorporated by reference to such filing, filed August 11, 2000, SEC File No. 1-5611).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The proposed Transfer Transaction neither involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the proposed Transfer Transaction will not result in changes in the operations of CECo that would have any impact on the environment. To the best of CECo's knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

ITEM 8.  JOINDER IN APPLICATION

         CMS Energy, a Michigan corporation, hereby joins in the filing of the foregoing Form U-1 Application/Declaration under the Public Utility Holding Company Act of 1935 filed by CECo and requests authorization for its indirect acquisition of the voting securities in Michigan Transco as set forth in this Application/Declaration.

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                   SIGNATURE

                                October 20, 2000



                                                CONSUMERS ENERGY COMPANY

                                                By:/s/ David W. Joos
                                                   -----------------------
                                                   David W. Joos
                                                   President and Chief Executive
                                                       Officer - Electric

                                 Exhibit Index
                                 -------------



Exhibit No.                   Description
-----------                   -----------
A        EXHIBITS

A-1      Articles of Incorporation of Michigan Transco.

A-2      Amended Articles of Incorporation of CECo.

B-1      Pro Forma Operating Agreement by and Between Michigan Electric
         Transmission Company and Consumers Energy Company (Exhibit H(1) of
         Exhibit D-1: the Joint FPA Section 203 Application of CECo and Michigan
         Transco to FERC).

C-1      Proposed Bill of Sale (Exhibit H(4) of Exhibit D-1.: the Joint Section
         203 Application of CECo and Michigan Transco to FERC).

D-1      Joint FPA Section 203 Application of CECo and Michigan Transco to FERC.

D-2      Order of FERC. (To be filed by amendment).

F-1      Preliminary Opinion of Counsel.

F-2 Past Tense Opinion of Counsel. (To be filed with certificate of notification.)

G-1      CMS Energy Form U-3A-2, "Statement by Holding Company Claiming
         Exemption under Rule U-2 from the Provisions of the Public Utility
         Holding Company Act of 1935,". (Incorporated by reference to such filing, filed February 29, 2000, SEC File No. 69-333).

H-1      Form 10-K Annual Report of CMS Energy for the year ended December 31,
         1999, dated March 29, 2000. (Incorporated by reference to such filing, filed March 30, 2000, SEC File No. 1-9513).

H-2 Form 10-K Annual Report of CECo for the year ended December 31, 1999, dated March 29, 2000. (Incorporated by reference to such filing, filed
         March 30, 2000, SEC File No. 1-5611).

B.       FINANCIAL STATEMENTS

FS-1     CMS Energy Consolidated Balance Sheet as of March 31, 2000 (see
         Quarterly Report of CMS Energy on Form 10-Q for the quarter ended March
         31, 2000). (Incorporated by reference to such filing, filed May 15, 2000, SEC File No. 1-9513).

FS-2 CMS Energy Consolidated Statements of Income for its last three fiscal years (see Yearly Report of CMS Energy on Form 10-K for the year ended
         December 31, 2000). (Incorporated by reference to such filing, filed
         March 30, 2000, SEC File No. 1-9513).

FS-3     CECo Consolidated Balance Sheet as of March 31, 2000 (see Quarterly
         Report of CECo on Form 10-Q for the quarter ended March 31, 2000).
         (Incorporated by reference to such filing, filed May 15, 2000, SEC
         File No. 1-5611).

FS-4     CECo Consolidated Statements of Income for its last three fiscal years
         (see Yearly Report of CECo on Form 10-K for the year ended December 31,
         2000). (Incorporated by reference to such filing, filed March 30, 2000, SEC File No. 1-5611).

FS-5     CMS Energy Consolidated Balance Sheet as of June 30, 2000 (see
         Quarterly Report of CMS Energy on Form 10-Q for the quarter ended
         June 30, 2000). (Incorporated by reference to such filing, filed
         August 11, 2000, SEC File No. 1-9513).

FS-6     CECo Consolidated Balance Sheet as of June 30, 2000 (see Quarterly
         Report of CECo on Form 10-Q for the quarter ended June 30, 2000).
         (Incorporated by reference to such filing, filed August 11, 2000, SEC File No. 1-5611).
